Omega Commercial Finance Corp.
200 S. BISCAYNE BLVD SUITE 4450
MIAMI, Florida 33131
305-677-0306

April 17, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Omega Commercial Finance Corp.
Securities Act File No. 000-28311
Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Section 12(d) under the Securities Exchange Act of 1934, as amended (the "1934 Exchange Act"), Omega Commercial Finance Corp. (the "Company") hereby respectfully requests that the Company’s General Form for Registration of Securities on Form S-1 filed on July 15, 2008 be withdrawn, and that an order of the Commission granting such withdrawal be included in the Company’s file for such Form for Registration.

Any questions or comments on this request should be directed to David M. Rees at (801) 303-5736.

Very truly yours,

/s/Jon M. Cummings IV

Jon M. Cummings IV
President and Chief Executive Officer

cc:  David M. Rees, Vincent & Rees, LC